Exhibit 99.1

Amira Nature Foods Ltd Announces Second Quarter Fiscal Year 2013 Financial Results

Second Quarter Revenue Increased 28.7% to $79.4 Million

Second Quarter EBITDA Increased 54.8% to $10.3 Million

DUBAI — November 20, 2012 — Amira Nature Foods Ltd (the “Company;” NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today reported financial results for the second quarter and six months ended September 30, 2012.

Second Quarter Financial Highlights:

•                  Revenue increased 28.7% to $79.4million, compared to $61.7 million in the second quarter of fiscal 2012

•                  EBITDA increased 54.8% to $10.3 million, compared to $6.6 million in the second quarter of fiscal 2012

•                  Profit after tax for the second quarter of fiscal 2013 increased 291.4% to $3.3 million, compared to $0.8 million in the second quarter of fiscal 2012

•                  Pro forma basic and diluted earnings per share(1) for the second quarter of fiscal 2013 was $0.09 per diluted share, compared to $0.02 per diluted share in the second quarter of fiscal 2012

“We are pleased to report strong financial results for the second quarter of fiscal 2013, as our year-over-year improvements in revenue and EBITDA underscore the strength of our business model,” stated Karan Chanana, Amira’s Chairman and Chief Executive Officer. “Global demand for Basmati rice continues to grow, and with our strong team of distributors and experience in the international market, we believe we are well positioned to capitalize on the demand and achieve growth going forward.”

Mr. Chanana continued, “In October, we completed our initial public offering and listed our shares on the New York Stock Exchange.  In this offering, we raised capital that will enable us to invest in our business and further improve our foundation for long-term growth.”

Second Quarter Fiscal 2013 Results

Revenue for the second quarter ended September 30, 2012 increased 28.7% to $79.4 million, compared to $61.7 million for the same period in fiscal 2012. The revenue increase was primarily due to increased sales volumes.

Revenue in the second quarter of fiscal 2013 for the Company’s Amira and third party branded products was 98.5% of total revenue, compared to 86.2% of total revenue, for second quarter of fiscal 2012. Sales of bulk commodity products to institutional customers in the second quarter of fiscal 2013 contributed 1.5% of total revenue, compared to 13.8% of total revenue, for the second quarter of fiscal 2012.

Cost of materials including change in inventory of finished goods increased $11.7 million, or 23.6%, to $61.2 million in the second quarter of fiscal 2013 from $49.5 million in the same period last fiscal year. This increase primarily reflects the growth in Company’s revenue. As a percentage of revenue, cost of material decreased to 77.1% in the second quarter of fiscal 2013 as compared 80.3% to in the second quarter of fiscal 2012.

EBITDA (defined as profit after tax plus finance costs, income tax expense and depreciation and amortization) was $10.3 million in the second quarter of fiscal 2013, compared to $6.6 million in the same period last year.  A reconciliation of EBITDA to the IFRS measure of profit after tax is provided at the end of this release.

Profit after tax for the second quarter of fiscal 2013 increased 291.4% to $3.3 million, compared to $0.8 million in the same period last year. Following the Company’s initial public offering on October 10, 2012, the Company has 35.7 million diluted shares. Pro forma diluted earnings per share(1) for the second quarter of fiscal 2013 was $0.09 per diluted share, compared to $0.02 per diluted share in the same period last fiscal year.

First Six Months Fiscal 2013 Results

For the first six months of fiscal 2013, net revenue increased 23.9% to $159.5 million, compared to $128.8 million for the same period in fiscal 2012. EBITDA increased 37.3% to $20.5 million compared to $15.0 million in the same period of last fiscal year. Profit after tax increased 157.0% to $6.6 million compared to $2.6 million in the same period last fiscal year.

Recent Developments:

On October 15, 2012, the Company completed an initial public offering (IPO) of its ordinary shares at $10.00 per share and raised $90.0 million.  The Company received approximately $81 million in net proceeds. Contemporaneously with the completion of the offering, these net proceeds were used to fund the purchase by Company’s direct wholly owned subsidiary Amira Nature Foods, Ltd. (Amira Mauritius), of 80.4% of the equity shares of Amira Pure Foods Private Limited (“Amira India”), of which Amira India will use approximately $25.0 million to partially fund the development of a new processing facility. Amira India has also used $52.0 million to reduce its indebtedness.  Assuming the Company’s receipt of these net proceeds on September 30, 2012, and the repayment of $52.0 million of indebtedness, as of such date, proforma cash and cash equivalents were $33.3 million (with $25 million of this, reserved for the new facility and $4.0 million retained to fund future operating expenses through 2015). Total pro forma debt as of such date was $111.0 million.

On November 14, 2012, the Company announced that Amira India has entered into an agreement with an Indonesian customer to supply 90,000 metric tons of Indian white rice for $39.4 million.  Amira India previously supplied its products to this customer in the fiscal year ended March 31, 2012.  The $39.4 million of revenue under the contract is expected to be recognized in the current fiscal year ending March 31, 2013.

In a separate press release today the Company also announced Ritesh Suneja, Chief Financial Officer, will resign due to health reasons, effective December 1, 2012.  Our Board of Directors has appointed Ashish Poddar, who currently serves as our Executive Director of Finance, as Chief Financial Officer, effective as of the same date.

Outlook

The Company is on track to deliver its full year fiscal 2013 and long-term growth target guidance provided during the time of the IPO which is greater than 20% revenue growth, 25% EBITDA growth and greater than 30% earnings per share growth.

Conference Call

The Company will hold an investor conference call today at 5:00 p.m. Eastern time.  The dial-in number for this conference call for domestic callers is (877) 407-3982 and (201) 493-6780 for international callers. Live audio of the conference call will be simultaneously webcast in the investor relations section of the company’s website at http://www.amirafoods.com .

An audio replay will be available following the completion of the conference call by dialing 877-870-5176 for North American listeners or (858) 384-5517 for international listeners (conference ID 403565). The webcast of the teleconference will be archived and available on the Company’s website.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, the United States and Nigeria.

Contact

Rahul Nayar, Director of Global Communications and Strategy 917.710.1154

John Mills/Katie Turner, ICR 646.277.1200

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import.  Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission.  All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors.  Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

(1) Pro forma basic earnings per share is calculated by dividing our profit after tax, which starting with our first financial statements for the period in which our initial public offering occurred, or the third quarter of fiscal 2013, will be reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that will not be indirectly owned by ANFI, by our weighted average outstanding ordinary shares, during the applicable period.  Pro forma diluted earnings per share is calculated by dividing our profit after tax by the weighted average of the sum of our outstanding ordinary shares and the ordinary shares subject to an exchange agreement between the company and certain shareholders of Amira India, during the applicable period.

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Unaudited Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2012

Consolidated Statements of Financial Position

(Amounts in USD)

	As at September 30, 2012	As at March 31, 2012
ASSETS
Non-current
Intangible assets	$443,857	$360,578
Property, plant and equipment	24,969,790	25,520,950
Other long-term assets	435,445	580,168
Non-current assets	$25,849,092	$26,461,696

Current
Inventories	$129,628,057	$141,620,690
Trade receivables	59,998,322	37,175,413
Derivative financial instruments	5,343,625	2,239,129
Prepayments	10,329,122	6,965,302
Other current assets	8,063,172	9,222,351
Cash and cash equivalents	4,284,767	8,368,256
Current assets	$217,647,065	$205,591,141
Total assets	$243,496,157	$232,052,837

EQUITY AND LIABILITIES
Equity
Share capital	$2,546,542	$2,546,542
Securities premium	8,757,683	8,757,683
Reserve for available for sale financial assets	(39,673)	(31,712)
Currency translation reserve	(3,161,639)	(2,419,710)
Cash flow hedge reserve	(485,508)	—
Actuarial gain reserve	12,380	12,380
Capital redemption reserve	385,983	385,983
Retained earnings	43,009,648	36,433,303
Total equity	$51,025,416	$45,684,469

Liabilities
Non-current liabilities
Employee benefit obligations	$315,885	$178,497
Debt	6,127,306	7,344,938
Deferred tax liabilities	4,998,616	4,821,503
Total non-current liabilities	$11,441,807	$12,344,938

Current liabilities
Trade payables	$14,105,207	$21,302,059
Debt	156,916,436	134,410,915
Current tax liabilities (net)	3,566,514	1,942,637
Other current liabilities	6,440,777	16,367,819
Current liabilities	$181,028,934	$174,023,430
Total liabilities	$192,470,741	$186,368,368
Total equity and liabilities	$243,496,157	$232,052,837

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Unaudited Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2012

Consolidated Income Statements

(Amounts in USD)

	For the period ended
	Six months ended Sep 30, 2012	Six months ended Sep 30, 2011	Three months ended Sep 30, 2012	Three months ended Sep 30, 2011
Revenue	$159,535,598	$128,796,492	$79,363,793	$61,667,142
Other income	92,102	406,879	40,703	177,881
Cost of material	(128,146,010)	(105,231,831)	(91,367,217)	(41,538,079)
Change in inventory of finished goods	1,080,029	302,212	30,188,582	(7,970,343)
Employee expenses	(1,839,450)	(1,209,536)	(1,034,770)	(575,113)
Depreciation and amortization	(937,322)	(1,086,309)	(476,424)	(547,303)
Freight, forwarding and handling expenses	(5,684,149)	(3,874,234)	(2,959,869)	(1,502,966)
Other expenses	(5,039,588)	(3,993,653)	(2,127,274)	(1,808,894)
	$19,061,210	$14,110,020	$11,627,524	$7,902,325
Finance costs	(10,658,978)	(10,811,798)	(5,320,478)	(5,418,706)
Finance income	179,150	85,317	69,983	42,959
Other financial items	361,953	(322,525)	(1,907,463)	(1,862,213)
Profit before tax	$8,943,335	$3,061,014	$4,469,566	$664,365
Income tax expense	(2,366,989)	(502,601)	(1,165,074)	179,860
Profit after tax attributable to equity shareholders	$6,576,346	$2,558,413	$3,304,492	$844,225

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Ltd)

Unaudited Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2012

Consolidated Statements of Comprehensive Income/ (Loss)

(Amounts in USD)

	For the period ended
	Six months ended Sep 30, 2012	Six months ended Sep 30, 2011	Three months ended Sep 30, 2012	Three months ended Sep 30, 2011
Profit after tax	$6,576,346	$2,558,413	$3,304,492	$844,225
Other comprehensive income
Available for sale financial assets
-Current period gain/(loss)	(11,785)	(107,640)	2,500	(83,741)
-Reclassification to income statement	—	—	—	—
-Income tax	3,824	34,924	(811)	34,924
Cash flow hedge reserve
-Current period loss	(2,450,694)	—	7,773,710	—
-Reclassification to Income Statement	1,732,009	—	1,732,009
-Income tax	233,177	—	(3,084,130)	—
Exchange differences on translation of foreign operations	$(741,929)	$(3,881,174)	$2,151,500	$(3,858,824)

Other comprehensive gain/ (loss) for the period, net of tax	$(1,235,398)	$(3,953,890)	$8,574,778	$(3,907,641)
Total comprehensive income/(loss) for the period attributable to equity shareholders	$5,340,948	$(1,395,477)	$11,879,270	$(3,063,416)

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Limited)

Unaudited Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2012

Consolidated Statements of Change in Equity

(Amounts in USD)

Equity attributable to shareholders of the Group

	Share capital			Reserve for available for	Currency	Cash flow	Actuarial	Capital
	No. of shares	Amount	Securities premium	sale financial assets	translation reserve	hedging reserve	gain/loss reserve	redemption reserve	Retained earnings	Total attributable to shareholders
Balance as at April 1, 2011	12,979,975	$2,546,542	$8,757,683	$15,523	$3,085,147	$—	$(15,146)	$385,983	$24,489,065	$39,264,797
Profit after tax	—	—	—	—	—	—	—	—	2,558,413	2,558,413
Other comprehensive loss for the period	—	—	—	(72,716)	(3,881,174)	—	—	—	—	(3,953,890)
Total comprehensive income/(loss) for the period	—	—	—	(72,716)	(3,881,174)	—	—	—	2,558,413	(1,395,477)
Balance as at Sep 30, 2011	12,979,975	$2,546,542	$8,757,683	$(57,193)	$(796,027)	$—	$(15,146)	$385,983	$27,047,478	$37,869,320

Balance as at April 1, 2012	12,979,975	$2,546,542	$8,757,683	$(31,712)	$(2,419,710)	$—	$12,380	$385,983	$36,433,303	$45,684,469
Profit after tax	—	—	—	—	—	—	—	—	6,576,346	6,576,346
Other comprehensive loss for the period	—	—	—	(7,961)	(741,929)	(485,508)	—	—	—	(1,235,398)
Total comprehensive income/(loss) for the period	—	—	—	(7,961)	(741,929)	(485,508)	—	—	6,576,346	5,340,948
Balance as at Sep 30, 2012	12,979,975	$2,546,542	$8,757,683	$(39,673)	$(3,161,639)	$(485,508)	$12,380	$385,983	$43,009,649	$51,025,417

Amira Pure Foods Private Limited (Predecessor to Amira Nature Foods Limited)

Unaudited Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2012

Consolidated Statements of Cash Flow

(Amounts in USD)

	Six months ended Sep 30, 2012	Six months ended Sep 30, 2011
(A) Cash flow from operating activities
Profit before tax	$8,943,335	$3,061,014
Adjustments for non-cash items	141,483	3,393,414
Changes in operating assets and liabilities	(34,027,228)	(7,429,131)
Adjustment for non-operating expenses	8,516,398	8,789,532
	$(16,426,012)	$7,814,829
Income taxes paid	(327,489)	(423,439)
Net cash generated from/(used in) operating activities	$(16,753,501)	$7,391,390

(B) Cash flow from investing activities
Purchase of property, plant and equipment	$(638,403)	$(605,873)
Purchase of intangible assets	(106,149)	(1,083)
Proceeds from the sale of property, plant and equipment	(350)	(2,731)
Interest income	179,150	85,317
Net cash used in investing activities	$(565,752)	$(524,370)

(C) Cash flows from financing activities
Proceeds from short term debt (net)	23,202,954	972,335
Net Repayment of long term debt	(963,036)	(1,549,149)
Interest paid	(8,695,198)	(8,872,118)
Net cash generated from/(used in) financing activities	$13,544,720	$(9,448,932)
Net decrease in cash and cash equivalents (A+B+C)	$(3,774,533)	$(2,581,912)
Cash and cash equivalents at the beginning of the period	8,368,256	8,200,695
Effect of change in exchange rate on cash and cash equivalents	(308,955)	(1,303,063)
Cash and cash equivalents at the end of the period	$4,284,768	$4,315,720

Non-IFRS Financial Measure

In evaluating our business, we consider and use EBITDA, a non-IFRS measure as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define EBITDA as profit after tax plus finance costs, income tax expense and depreciation and amortization. We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations and as performance evaluation metrics, including as part of assessing and administering our executive and employee incentive compensation programs.

We believe that the use of this non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative finance or interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting one-time transition charges). We also present this non-IFRS measure because we believe this non-IFRS measure is frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

The following is a reconciliation of profit after tax to EBITDA:

(Amounts in USD)

	Six months ended 30 Sep 2012	Six months ended 30 Sep 2011	Three months ended 30 Sep 2012	Three months ended 30 Sep 2011
Profit after tax	$6,576,346	$2,558,412	$3,304,492	$844,225
Add: Income tax expense	2,366,989	502,601	1,165,074	(179,860)
Add: Finance costs	10,658,978	10,811,798	5,320,478	5,418,706
Add: Depreciation and amortization	937,322	1,086,309	476,424	547,303
EBITDA	$20,539,635	$14,959,120	$10,266,469	$6,630,374